

Investor Deck

NODABL Networks, Waxahachie, TX

Who We Are



NODABL Networks provides private LTE and 5G broadband networks "as a service," enabling enterprises to leverage the power of data through digital transformation of their operations.

Our networks are secure, cloud-centric, and lightning fast, and are offered as turnkey solutions with flexible business models.

Our mission is to be the nation's leading provider of private broadband networks & services that enable people, communities, and enterprises to flourish.

Key Reasons to Invest



- **Market Pull.** Significant interest from enterprises and local governments who discover that private LTE/5G wireless networks are affordable and critical to the digital transformation of their operations.

- **Attractive Financials.** Typical network sale ranges from $ 0.5M to $ 3.5M in CAPEX at ~40% gross margins and is accompanied by a 3- to 10-year recurring revenue stream from managed services.

- **State-of-the-Art Solutions.** NODABL offers best-in-class technologies via channel partner relationships with world class OEMs such as Motorola Solutions and Nokia who pioneered cellular technology.

- **Go-to-Market Ecosystem.** Extensive partnerships established to address multiple verticals including K-12, colleges, & universities; municipal, city, & tribal governments; healthcare; hospitality; utilities; & manufacturing.

- **Perfect Storm.** Covid-19 pandemic highlighted the importance of broadband for the economy. Release of 150 MHz of CBRS spectrum by FCC for unlicensed access and cloud hosting of core network functions make private networks affordable for small and large enterprises alike.



The Problem

NODABL NETWORKS

Broadband is the lifeblood of the modern economy, and yet is not widely available

- **Streamline Connectivity.** Enterprises today face indeterminate security risks, uncontrolled costs, and unmanageable operational complexity because enterprise broadband is a hodge-podge of cellular, wired internet, enterprise owned wired and WiFi networks, wired IP security cameras, and walkie-talkie style two-way radio communications.

- **Enable Industry 4.0.** To leverage the power of data through analytics and artificial intelligence, enterprises need secure networks that provide mobility, real time visibility to operational data, and the ability to instantly communicate with "man or machine" via voice, video, and data.

- **Address the Digital Divide.** The Covid-19 pandemic highlighted the inequality that exists in broadband access in rural and underserved urban/suburban communities across the nation.

- **Standards Based Solutions.** There is an industrywide need for secure, lightning-fast, standards based, broadband wireless networks that deliver the control, predictability, and security of wired connectivity with the mobility, scalability, and ease of implementation of wireless.

Our Solution



Hassle-free 5G/LTE network ownership with end-to-end services

Enterprise Campus Networks

- Deploy an "overlay" 5G/LTE broadband network to support business-critical broadband, narrowband, and IOT applications securely behind enterprise firewall
- Enterprises maintain full control over the network without being burdened with the task of operating a complex cellular network
- NODABL provides customized solutions leveraging technologies from OEMs such as Nokia, Motorola Solutions, and Celona
- 5G-in-a-Box – Early 5G deployments will be self-contained networks in enterprise environments. NODABL is developing a rapidly deployable solution using the CBRS spectrum

Wide Area Networks

- Targeted at non-campus applications such as K-12 distance learning, fixed wireless access in rural and underserved communities, or smart city/smart county networks
- NODABL custom designs networks based on **Coverage**, **Capacity**, and **Cost**

Exemplary Use Cases



Distance Learning
- Covid-19 pandemic highlighted the digital divide that exists for broadband access in rural and underserved urban and suburban communities
- School districts are addressing the situation by extending the excellent broadband access available at schools to the students' homes using private wireless LTE & 5G networks

Industry 4.0
- Enterprises who want to leverage the power of data through Analytics and Artificial Intelligence look to NODABL for secure networks that provide mobility, real time visibility to operational data, and the ability to instantly communicate with "man or machine" via voice, video, & data

Smart City Networks
- Cities large and small across the nation looking to improve operational efficiencies, provide free broadband access in public spaces, and offer its residents smart city services are deploying city wide private wireless LTE & 5G networks

Product



NODABL NETWORKS

CBRS & mid-band (< 6 GHz) spectrum based, cloud-hosted, private 5G/LTE cellular networks and applications offered as a managed service



End User Devices
(Large selection of devices)
4G
5G
"On Prem"
Radio Access Network
(Scales with Coverage and Capacity)
Outdoor Radio
Web Portal for device mgmt
Indoor Radio
Firewall(s)
Switch(es)
Gateway(s)
Customer Enterprise Network
VPN
Cloud Hosted Services
(Managed by NODABL & 3rd party OEMs)
Public Cloud
Spectrum Access Server
Spectrum Coordination
OEM Private Cloud
LTE Core, Provisioning subsystem
Cloud hosted Apps (PTT, etc.)

Key Product Enablers



1. Availability of spectrum
   - FCC has released 150 MHz of CBRS spectrum @ 3.55 GHz for shared federal & commercial use with 3-tiered access



   - FCC Auction 110 in Oct 2021 for 100 MHz of spectrum @ 3.45 GHz
   - 117 MHz of EBS spectrum at 2.5 GHz for educational & tribal entities

2. Availability of cloud hosted network core
   - Makes private networks cost-effective for small, medium, & large enterprises alike

Business Model



NODABL NETWORKS

Provide turnkey managed services with flexible ownership models



Network Planning & Design

- Site walk
- RF modeling
- CBSD selection & placements

Network Installation & Site Launch

- RAN equipment installation
- Electrical, ethernet, & fiber cabling
- Network provisioning

Post Launch Monitoring & Support

- Performance optimization
- Fault monitoring
- Managed services

- CAPEX or OPEX/Subscription centric ownership models with optional full 3rd party financing
- Each network sale requires multi-year managed services contract for hosted core services

Use of Funds



NODABL NETWORKS

	Amount Raised							
	$50,000		$250,000		$500,000		$1,000,000	
Target Spend	**Percentage**	**Amount**	**Percentage**	**Amount**	**Percentage**	**Amount**	**Percentage**	**Amount**
Capital Raise Cost	8.5%	$ 4,250	10.0%	$ 25,000	8.5%	$42,500	8.5%	$85,000
Business Development	35.0%	$ 17,500	20.0%	$ 50,000	15.0%	$75,000	15.0%	$150,000
Legal & Marketing	10.0%	$ 5,000	10.0%	$ 25,000	8.0%	$40,000	5.0%	$50,000
Pre-Sales Engineering	30.0%	$ 15,000	30.0%	$ 75,000	20.0%	$100,000	15.0%	$150,000
Business Processes	1.5%	$ 750	15.0%	$ 37,500	8.5%	$42,500	7.0%	$70,000
Working Capital Reserve	15.0%	$ 7,500	15.0%	$ 37,500	10.0%	$50,000	9.5%	$95,000
Staff Compensation	0.0%	$ -	0.0%	$ -	15.0%	$75,000	20.0%	$200,000
Spectrum License Reserve	0.0%	$ -	0.0%	$ -	15.0%	$75,000	20.0%	$200,000
Totals	**100.0%**	**$ 50,000**	**100.0%**	**$ 250,000**	**100.0%**	**$ 500,000**	**100.0%**	**$ 1,000,000**

- Most monies raised irrespective of the target reached will be used towards revenue generating tasks (Business Development, Pre-Sales Engineering, Marketing) and establishing robust business processes
- Spectrum is a strategic asset for wireless networks
  - NODABL plans to use Spectrum License Reserve funds to opportunistically acquire or license spectrum in rural geographically strategic markets

Partner Ecosystem



NODABL delivers optimal solutions for customers by leveraging best-in-class partner ecosystem

Technology

MOTOROLA SOLUTIONS

NOKIA


celona

Go-to-Market

BEARING ADVISORS
NAVIGATING GOVERNMENTAL SALES


VCS Companies


DaVinci GROUP

Vendor

JTS Johnson Technical Service

FEATHERSTON MEDIA
YOUR UNIFIED MEDIA SOLUTION


zayo


WINDSTREAM

BridgeWave COMMUNICATIONS

AMERICAN HELPDESK & Technical Support


Cambium Networks


avigilon
a Motorola Solutions Company

Customer Engagements & Proposals





NODABL NETWORKS

WHIZ-Q — Build the Lifestyle of Your Dreams.
$ 370 K CAPEX



Formosa Plastics
$ 2.47 M CAPEX





NEW A.G.E.

→ Enterprise



$ 1.95 M CAPEX





sagu
$ 178 K CAPEX



→ Education



Crape Myrtle Capital — Waxahachie Texas — Gingerbread City
$ 2.00 M CAPEX



Lancaster — The Shining Star of Texas
$ 1.75 M CAPEX



City of DeSoto — Soaring for Excellence
$ 1.30 M CAPEX



→ City







Great Seal of the Navajo Nation

The County of Ellis · State of Texas

→ County/Tribal

Competition



Greenfield product space with OEMs competing for System Integrator channel partners such as NODABL

Competing Technologies

- WiFi & Public Cellular
- WiFi works well indoors but does not scale for performance & cost for large outdoor environments
- Public cellular is excellent for large area coverage but does not scale well for campus environments and indoors
- NODABL's networks provide best of WiFi and Public Cellular worlds

Carrier Competition

- Among AT&T, Verizon, and T-Mobile, only Verizon has announced plans to offer private cellular networks to enterprises
- Because of required customization and high carrier overheads, such networks will be unaffordable except for the largest enterprises

OEMs & Channel Partners

- There are presently 10 to 12 OEMs who offer private network solutions
  - OEMs typically sell through channel partners (CPs)
- NODABL has CP relations with 3 leading OEMs and will likely add 2 more - thus offering a diverse portfolio of solutions to customers

Market





U.S. private LTE & 5G network market size, by component, 2019 - 2027 (USD Billion)

Source: www.grandviewresearch.com



- Chart from *Grandview Research* shows the rapid growth predicted for private LTE & 5G networks in the U.S. from 2019 to 2027. NODABL expects to capture revenue from both hardware & services sales

- There are 2300+ Tier 3 & 4 cities (10K to 50K pop) nationwide. At a modest 3% market penetration NODABL expects to deploy ~70 networks over the next 3 years for a revenue opportunity of ~$ 210+M

- There are presently 16,800 school districts in the U.S. At a conservative 0.5% market penetration for K-12 Distance Learning, NODABL expects to deploy 80 to 100 networks over the next 3 years for a revenue opportunity of ~$ 200M

Summary



1. Private 5G/LTE networks are the new frontiers in wireless
   - NODABL is at the right place at the right time and has first mover advantage to be a dominant player nationwide

2. NODABL is seeking to raise capital via Regulation Crowdfunding to propel growth
   - Target raise is between $ 50,000 to $ 1,000,000
   - SAFE offering terms include a 20% discount and $ 25 M valuation cap

3. Each network sale provides NODABL upfront revenue plus 3- to 10- year recurring revenue from managed services